Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Three Months Ended March 31,
	2018	2017
Income from continuing operations before income taxes	$73,092	$96,549
Add:
Interest expense	45,318	39,665
Portion of rent expense representative of the interest factor	4,053	4,126
Income as adjusted	$122,463	$140,340

Fixed charges:
Interest expense	$45,318	$39,665
Portion of rent expense representative of the interest factor	4,053	4,126
Total fixed charges	$49,371	$43,791

Ratio of earnings to fixed charges	2.48	3.20

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.